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                               June 5, 2023

       Todd Parriott
       Chief Executive Officer
       Connect Invest II LLC
       6700 Via Austi Parkway
       Suite E
       Las Vegas, NV 89119

                                                        Re: Connect Invest II
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed May 17, 2023
                                                            File No. 024-11466

       Dear Todd Parriott:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 2 to Offering Statement Form 1-A

       General

   1. We note that, in the initial Form 1-A, you stated that the notes "will have a stated, fixed interest rate, ranging
from 3.0% to 6.5%," depending on the series. However, since then, by a post-qualification
amendment in 2022, you revised the interest rates of the notes, and stated in the
post-qualification amendment that the notes "will have a stated, fixed interest rate, ranging from 4.5%
to 8.5%," depending on the series. You also revised the interest rates through
supplements, and the interest rates currently reflected in this post-
                                                        qualification amendment
range from 7.5% to 9.0%. You have also revised the maturity
                                                        dates of each series
and added a redemption plan. Please provide a legal analysis as to whether these revisions
to the terms of the notes resulted in the issuance of new
                                                        securities.
Additionally, please advise why you believe it was appropriate to change the
 Todd Parriott
FirstName  LastNameTodd  Parriott
Connect Invest II LLC
Comapany
June 5, 2023NameConnect Invest II LLC
June 5,
Page 2 2023 Page 2
FirstName LastName
         interest rates via supplement instead of a post-qualification amendment when there was no indication in the initial Form 1-A or the post-qualification amendment that the interest rates would change.
2. As the interest rates of your notes have been revised, please revise to clearly disclose that the notes are variable rate, not fixed rate. Please also revise to clearly describe your pricing method for these notes. In this regard, we note that Form 1-A requires that issuers specify the price of the securities being offered, meaning that the interest rate payable on the notes must be calculable by investors or determined by reference to a formula with publicly available inputs (e.g., by reference to a benchmark). Please also revise to clarify whether the new interest rate is applicable to previously issued notes.
3. We note your disclosure on page 29 that noteholders have the option to roll over notes at maturity. Please disclose the impact that this has on the offering cap applicable to 1-A filings and clarify how you will address these new issuances. Please also explain to us whether there were any noteholders of a particular series who have rolled over into notes with terms different than the terms of the securities they originally held (e.g., at the current interest rate applicable to a particular series). Please also revise your cover page to clarify for each series of notes, at each maturity date and interest rate, the aggregate amount of securities that have been sold.
4. We note that, via supplement, you added a note redemption plan to the offering. Please advise why you believe it was appropriate to add this term via supplement. In addition, please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may
contact the Division   s
         Office of Mergers and Acquisitions at 202-551-3440.
5. We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
         October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and
         Markets.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

         We remind you that the company and its management are responsible for the accuracy
 Todd Parriott
Connect Invest II LLC
June 5, 2023
Page 3

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                          Sincerely,
FirstName LastNameTodd Parriott
                                                          Division of
Corporation Finance
Comapany NameConnect Invest II LLC
                                                          Office of Real Estate
& Construction
June 5, 2023 Page 3
cc:       Kenneth Betts
FirstName LastName